May 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Owl Technology Income Corp.

File No. 814-01445

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Blue Owl Technology Income Corp. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1. A copy of the Company’s fidelity bond (the “Bond”); and

2. A Certificate of the Secretary of the Company containing the resolutions of the board of directors, including a majority of the directors who are not “interested persons” of the Company as defined under Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond.

The Company has paid a premium for a $2,500,000 bond for the policy period beginning May 19, 2025 and ending May 19, 2026.

If you have any questions, please do not hesitate to call me at (212) 651-4702.

Sincerely,

/s/ Neena Reddy
Neena Reddy Secretary

BLUE OWL TECHNOLOGY INCOME CORP.

CERTIFICATE OF SECRETARY

The undersigned, Neena Reddy, Secretary of Blue Owl Technology Income Corp., a Maryland corporation (the “Company”), does hereby certify that:

1. This certificate is being delivered to the U.S. Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the board of directors of the Company, including a majority of the directors who are not “interested persons” of the Company (as defined under Section 2(a)(19) of the 1940 Act), approving the amount, type, form and coverage of the Bond.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 20th day of May, 2025.

/s/ Neena Reddy
Neena Reddy Secretary

Exhibit A

Excerpt from the Unanimous Written Consent of the Board of Directors of Blue Owl Technology Income Corp., dated May 5, 2025

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require a BDC, such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1 requires that a majority of the Independent Directors approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.

NOW, THEREFORE BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Continental Insurance Company having an aggregate coverage of $2,500,000, are fair and reasonable, and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Independent Directors; and

FURTHER RESOLVED, that the Authorized Officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making, or directing legal counsel to make the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

May 15, 2025

James S. O’Brien

MARSH USA LLC

1166 AVENUE OF THE AMERICAS

FL 36

NEW YORK, NY 10036-2750

Re:	Blue Owl Technology Income Corp.

Mutual Fund Bond

Insurance Contract 652374502

Expiration Date 05/19/2026

CNA Customer Number 693392

Dear James:

We are pleased to enclose our Binder for Blue Owl Technology Income Corp.. Please review the terms and conditions set forth in this binder carefully to ensure that it fulfills the agreed-upon specifications. Should you detect any problem, please contact me within five (5) business days of the receipt of this binder to advise us of any concerns or questions.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

Please note that CNA offers a broad array of industry leading products. To learn more about these products, please visit our website at www.cnapro.com.

We appreciate the opportunity to do business with Blue Owl Technology Income Corp. and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Alex Kim
Underwriter alex.kim@cna.com

Policy Transaction Invoice

Producer:	Customer:

James S. O’Brien	Blue Owl Technology Income Corp.
MARSH USA LLC	399 Park Avenue
1166 AVENUE OF THE AMERICAS	38th Floor
FL 36	New York, NY 10022
NEW YORK, NY 10036-2750
(212)345-6432

Branch Code: 912	Customer Number: 693392
Producer Number: 739921

Continental Insurance Company hereby submits the following Statement for Policy # 652374502 for Blue Owl Technology Income Corp. Policy Period: From 05/19/2025 to 05/19/2026.

Policy Effective Date	Gross Premium	Commission 15.0%(MFB)	Counter- Signature Fee	Total Taxes	Total Surcharges	Amount Due
5/19/2025	$6,250.00	$937.50	$0.00	$0.00	$0.00	$5,312.50

* Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:

Continental Casualty Company

23453 Network Place

Chicago, IL 60673-1234

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance

FOR BILLING QUESTIONS CONTACT BILLING & COLLECTIONS: 1-877-574-0540

This amount will also appear on the CNA monthly statement for this producer number.

BINDER

This certifies that, pending issuance of policy number 652374502 in the form described below, Continental Insurance Company is hereby binding the coverage described as follows:

Insured:	Producer
Blue Owl Technology Income Corp.	MARSH USA LLC
399 Park Avenue	1166 AVENUE OF THE AMERICAS
38th Floor	FL 36
New York, NY 10022	NEW YORK, NY 10036-2750
(212)345-6432
Attn:	Attn: James S. O’Brien

Policy Period: From 05/19/2025 to 05/19/2026

Binder Period: From 05/19/2025 to 06/19/2025

Quote Number: 6346344201

Product: Mutual Fund Bond  Form: G-131697-A

Coverage Form	Limit	Deductible
Fidelity - Blanket	$2,500,000	$0
Premises	$2,500,000	$15,000
Transit	$2,500,000	$15,000
Forgery or Alteration	$2,500,000	$15,000
Securities	$2,500,000	$15,000
Counterfeit Currency	$2,500,000	$15,000
Extortion - Persons	$2,500,000	$15,000
Computer Systems Fraud	$2,500,000	$15,000
Voice Initiated Transfer Fraud	$2,500,000	$15,000
Uncollectible Items of Deposit	$2,500,000	$15,000
Audit Expense	$2,500,000	$15,000

Premium: $6,250

Endorsements Attached:

G-145184-A	2003-06-01	Economic & Trade Sanctions Conditions
CNA-70927-XX	2012-09-01	Unauthorized Signature Rider
CNA-68791-XX	2012-07-01	Email Notice Endorsement
GSL-54766-XX	2012-01-01	Additional Named Insured Rider
CNA-95228-XX	2019-03-01	Cryptocurrency Exclusion Rider
PRO-4144-A	2000-01-01	Growth in Size Provisions

Issuance of a policy is subject to satisfaction of the following conditions:

-	All Conditions Met

Binder

Blue Owl Technology Income Corp.

Mutual Fund Bond

It is expressly stipulated that, except as otherwise provided herein, the coverage provided by this binder is subject to all of the terms and conditions provided in the policy form noted above as issued by Continental Insurance Company.

This binder may be canceled at any time by the insured by giving written notice of cancellation to Continental Insurance Company. This binder shall terminate automatically at its expiration as noted in the outlined terms.

A short-rate premium charge will be made for this binder unless a policy is issued by Continental Insurance Company subject to the terms outlined above. Continental Insurance Company reserves the right to modify the final terms and conditions upon review of the information received in satisfaction of the aforementioned conditions.

Continental Insurance Company
By:

Alex Kim
Underwriter alex.kim@cna.com

Dated: 05/15/2025